UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

Prothena Corporation Public Limited Company
(Name of Issuer)

Ordinary Shares, par value $0.01 per share
(Title of Class of Securities)

G72800108
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[_] Rule 13d-1(c)

[_] Rule 13d-1(d)

__________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G72800108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Avidity Partners Management LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,953,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,953,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,953,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.7%[1]

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

____________________

1 The percentage of ownership based on 48,376,566 shares of Ordinary Shares of the Issuer outstanding as of October 26, 2022, as reported on the Issuer’s Form 10-Q filed on November 3, 2022, as adjusted for 3,250,000 shares issued in the Issuer’s Prospectus Supplement, dated December 14, 2022, filed with the Securities and Exchange Commission on December 16, 2022 and 397,199 shares issued under the Equity Distribution Agreement, or Distribution Agreement, dated December 23, 2021, with Piper Sandler & Co., Stifel, Nicolaus & Company, Incorporated, Cantor Fitzgerald & Co., RBC Capital Markets, LLC, and JMP Securities LLC, as sales agents, as reported under the Prospectus Supplement.

CUSIP No.	G72800108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Avidity Partners Management (GP) LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,953,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,953,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,953,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.7%[2]

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

____________________

2 The percentage of ownership based on 48,376,566 shares of Ordinary Shares of the Issuer outstanding as of October 26, 2022, as reported on the Issuer’s Form 10-Q filed on November 3, 2022, as adjusted for 3,250,000 shares issued in the Issuer’s Prospectus Supplement, dated December 14, 2022, filed with the Securities and Exchange Commission on December 16, 2022 and 397,199 shares issued under the Equity Distribution Agreement, or Distribution Agreement, dated December 23, 2021, with Piper Sandler & Co., Stifel, Nicolaus & Company, Incorporated, Cantor Fitzgerald & Co., RBC Capital Markets, LLC, and JMP Securities LLC, as sales agents, as reported under the Prospectus Supplement.

CUSIP No.	G72800108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Avidity Capital Partners Fund (GP) LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,953,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,953,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,953,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.7%[3]

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, PN

____________________

3 The percentage of ownership based on 48,376,566 shares of Ordinary Shares of the Issuer outstanding as of October 26, 2022, as reported on the Issuer’s Form 10-Q filed on November 3, 2022, as adjusted for 3,250,000 shares issued in the Issuer’s Prospectus Supplement, dated December 14, 2022, filed with the Securities and Exchange Commission on December 16, 2022 and 397,199 shares issued under the Equity Distribution Agreement, or Distribution Agreement, dated December 23, 2021, with Piper Sandler & Co., Stifel, Nicolaus & Company, Incorporated, Cantor Fitzgerald & Co., RBC Capital Markets, LLC, and JMP Securities LLC, as sales agents, as reported under the Prospectus Supplement.

CUSIP No.	G72800108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Avidity Capital Partners (GP) LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,953,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,953,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,953,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.7%[4]

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

____________________

4 The percentage of ownership based on 48,376,566 shares of Ordinary Shares of the Issuer outstanding as of October 26, 2022, as reported on the Issuer’s Form 10-Q filed on November 3, 2022, as adjusted for 3,250,000 shares issued in the Issuer’s Prospectus Supplement, dated December 14, 2022, filed with the Securities and Exchange Commission on December 16, 2022 and 397,199 shares issued under the Equity Distribution Agreement, or Distribution Agreement, dated December 23, 2021, with Piper Sandler & Co., Stifel, Nicolaus & Company, Incorporated, Cantor Fitzgerald & Co., RBC Capital Markets, LLC, and JMP Securities LLC, as sales agents, as reported under the Prospectus Supplement.

CUSIP No	G72800108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

David Witzke

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,953,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,953,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,953,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.7%[5]

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

____________________

5 The percentage of ownership based on 48,376,566 shares of Ordinary Shares of the Issuer outstanding as of October 26, 2022, as reported on the Issuer’s Form 10-Q filed on November 3, 2022, as adjusted for 3,250,000 shares issued in the Issuer’s Prospectus Supplement, dated December 14, 2022, filed with the Securities and Exchange Commission on December 16, 2022 and 397,199 shares issued under the Equity Distribution Agreement, or Distribution Agreement, dated December 23, 2021, with Piper Sandler & Co., Stifel, Nicolaus & Company, Incorporated, Cantor Fitzgerald & Co., RBC Capital Markets, LLC, and JMP Securities LLC, as sales agents, as reported under the Prospectus Supplement.

CUSIP No	G72800108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Michael Gregory

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,953,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,953,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,953,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.7%[6]

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

____________________

6 The percentage of ownership based on 48,376,566 shares of Ordinary Shares of the Issuer outstanding as of October 26, 2022, as reported on the Issuer’s Form 10-Q filed on November 3, 2022, as adjusted for 3,250,000 shares issued in the Issuer’s Prospectus Supplement, dated December 14, 2022, filed with the Securities and Exchange Commission on December 16, 2022 and 397,199 shares issued under the Equity Distribution Agreement, or Distribution Agreement, dated December 23, 2021, with Piper Sandler & Co., Stifel, Nicolaus & Company, Incorporated, Cantor Fitzgerald & Co., RBC Capital Markets, LLC, and JMP Securities LLC, as sales agents, as reported under the Prospectus Supplement.

Item 1.	(a).	Name of Issuer:

Prothena Corporation Public Limited Company

(b).	Address of issuer's principal executive offices:

77 Sir John Rogerson’s Quay, Block C Grand Canal Docklands Dublin 2, D02 VK60, Ireland

Item 2.	(a).	Name of person filing:

Avidity Partners Management LP Avidity Partners Management (GP) LLC Avidity Capital Partners Fund (GP) LP Avidity Capital Partners (GP) LLC David Witzke Michael Gregory

(b).	Address or principal business office or, if none, residence:

Avidity Partners Management LP

2828 N Harwood Street, Suite 1220

Dallas, Texas 75201

United States of America

Avidity Partners Management (GP) LLC

2828 N Harwood Street, Suite 1220

Dallas, Texas 75201

United States of America

Avidity Capital Partners Fund (GP) LP

2828 N Harwood Street, Suite 1220

Dallas, Texas 75201

United States of America

Avidity Capital Partners (GP) LLC

2828 N Harwood Street, Suite 1220

Dallas, Texas 75201

United States of America

David Witzke

c/o Avidity Partners Management LP

2828 N Harwood Street, Suite 1220

Dallas, Texas 75201

United States of America

Michael Gregory

c/o Avidity Partners Management LP

2828 N Harwood Street, Suite 1220

Dallas, Texas 75201

United States of America

(c).	Citizenship:

Avidity Partners Management LP– Delaware

Avidity Partners Management (GP) LLC – Delaware

Avidity Capital Partners Fund (GP) LP – Delaware

Avidity Capital Partners (GP) LLC – Delaware

David Witzke – United States of America

Michael Gregory – United States of America

(d).	Title of class of securities:

Ordinary Shares, par value $0.01 per share

(e).	CUSIP No.:

G72800108

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[X]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Avidity Partners Management LP: 2,953,000

Avidity Partners Management (GP) LLC: 2,953,000

Avidity Capital Partners Fund (GP) LP: 2,953,000

Avidity Capital Partners (GP) LLC: 2,953,000

David Witzke: 2,953,000

Michael Gregory: 2,953,000

(b)	Percent of class:

Avidity Partners Management LP: 5.7%

Avidity Partners Management (GP) LLC: 5.7%

Avidity Capital Partners Fund (GP) LP: 5.7%

Avidity Capital Partners (GP) LLC: 5.7%

David Witzke: 5.7%

Michael Gregory: 5.7%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote	Avidity Partners Management LP: 0 Avidity Partners Management (GP) LLC: 0 Avidity Capital Partners Fund (GP) LP: 0 Avidity Capital Partners (GP) LLC: 0 David Witzke: 0 Michael Gregory: 0	,

	(ii)	Shared power to vote or to direct the vote

Avidity Partners Management LP: 2,953,000

Avidity Partners Management (GP) LLC: 2,953,000

Avidity Capital Partners Fund (GP) LP: 2,953,000

Avidity Capital Partners (GP) LLC: 2,953,000

David Witzke: 2,953,000

Michael Gregory: 2,953,000

,

	(iii)	Sole power to dispose or to direct the disposition of	Avidity Partners Management LP: 0 Avidity Partners Management (GP) LLC: 0 Avidity Capital Partners Fund (GP) LP: 0 Avidity Capital Partners (GP) LLC: 0 David Witzke: 0 Michael Gregory: 0	,

	(iv)	Shared power to dispose or to direct the disposition of

Avidity Partners Management LP: 2,953,000

Avidity Partners Management (GP) LLC: 2,953,000

Avidity Capital Partners Fund (GP) LP: 2,953,000

Avidity Capital Partners (GP) LLC: 2,953,000

David Witzke: 2,953,000

Michael Gregory: 2,953,000

.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [__].

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

February 14, 2023
(Date)

David Witzke Avidity Partners Management LP Avidity Partners Management (GP) LLC Avidity Capital Partners Fund (GP) LP Avidity Capital Partners (GP) LLC
By: /s/ David Witzke
David Witzke, for himself and as Managing Member of Avidity Partners Management (GP) LLC (for itself and as general partner of Avidity Partners Management LP) and Avidity Capital Partners (GP) LLC (for itself and as general partner of Avidity Capital Partners Fund (GP) LP)

Michael Gregory Avidity Partners Management LP Avidity Partners Management (GP) LLC Avidity Capital Partners Fund (GP) LP Avidity Capital Partners (GP) LLC
By: /s/Michael Gregory
Michael Gregory, for himself and as Managing Member of Avidity Partners Management (GP) LLC (for itself and as general partner of Avidity Partners Management LP) and Avidity Capital Partners (GP) LLC (for itself and as general partner of Avidity Capital Partners Fund (GP) LP)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the Ordinary Shares, par value $0.01 per share of  Prothena Corporation Public Limited Company, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing

 The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 14, 2023.

David Witzke Avidity Partners Management LP Avidity Partners Management (GP) LLC Avidity Capital Partners Fund (GP) LP Avidity Capital Partners (GP) LLC
By: /s/ David Witzke
David Witzke, for himself and as Managing Member of Avidity Partners Management (GP) LLC (for itself and as general partner of Avidity Partners Management LP) and Avidity Capital Partners (GP) LLC (for itself and as general partner of Avidity Capital Partners Fund (GP) LP)

Michael Gregory Avidity Partners Management LP Avidity Partners Management (GP) LLC Avidity Capital Partners Fund (GP) LP Avidity Capital Partners (GP) LLC
By: /s/Michael Gregory
Michael Gregory, for himself and as Managing Member of Avidity Partners Management (GP) LLC (for itself and as general partner of Avidity Partners Management LP) and Avidity Capital Partners (GP) LLC (for itself and as general partner of Avidity Capital Partners Fund (GP) LP)